April 5, 2010 VIA EDGAR AND HAND DELIVERY United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 4631 Washington, D.C. 20549-6010

Attention:	Pamela A. Long, Assistant Director
Hagen Ganem
Dietrich King
Tracey McKoy
Al Pavot

Re:	Codexis, Inc.
Form S-1 filed December 28, 2009
Form S-1/A filed January 14, 2010
Form S-1/A filed February 1, 2010
Form S-1/A filed February 17, 2010
Form S-1/A filed February 26, 2010
Form S-1/A filed March 26, 2010
Form S-1/A filed March 31, 2010
Form S-1/A filed April 5, 2010
File No. 333-164044

Dear Ms. Long:

On behalf of Codexis, Inc. (the “Company”), we are hereby filing Amendment No. 7 (“Amendment No. 7”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on December 28, 2009 (the “Initial Form S-1”), and amended by Amendment No. 1 on January 14, 2010, Amendment No. 2 on February 1, 2010, Amendment No. 3 on February 17, 2010, Amendment No. 4 on February 26, 2010, Amendment No. 5 on March 26, 2010 and Amendment No. 6 on March 31, 2010 (as amended, the “Registration Statement”). For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 7, three of which have been marked to show changes from Amendment No. 6.

April 5, 2010

Amendment No. 7 has been revised to reflect the Company’s responses to oral comments from the staff of the Commission (the “Staff”) received by the undersigned and Mr. Gregory Chin on April 2, 2010. For ease of review, we have set forth below each of the numbered comments of your discussion and the Company’s responses thereto.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-based Compensation, page 55

1.	We note that you recognized stock-based compensation expense in 2009. Is this compensation expense being amortized or spread out over a four-year period and, if so, does the Company have an estimate as to how much compensation expense will be recognized in 2010?

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 7 to disclose that, at December 31, 2009, there was $13.7 million of unrecognized stock-based compensation cost, which is expected to be recognized over an average period of 2.8 years.

Part II – Information Not Required in Prospectus, page II-1

Item 16. Exhibits and Financial Statement Schedules, page II-3

2.	The legal opinion provided to you by counsel is limited to the “General Corporation Law of the State of Delaware,” and counsel expresses “no opinion with respect to any other laws.” Please have counsel confirm for us in writing that the legality opinion concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect. Please file this confirmation as correspondence on the EDGAR system.

Response: In response to the Staff’s comment, we hereby confirm that the legality opinion concurs with the Staff’s understanding that the reference and limitation to the Delaware General Corporation Law in our opinion dated March 31, 2010 provided to the Company and filed as Exhibit 5.1 to the Registration Statement includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect.

* * *

April 5, 2010

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3067 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen
Patrick A. Pohlen of LATHAM & WATKINS LLP

cc:	Alan Shaw, Codexis, Inc.
Douglas T. Sheehy, Codexis, Inc.
John A. Fore, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Michael S. Russell, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Gregory Chin, Latham & Watkins LLP